BIG BEAR DC

Annual Income and Expense Report

January - December 2023

	Total
INCOME	
Business Income	767,920
TOTAL INCOME:	**767,920**
EXPENSES	
Bank Fees, Merchant Services	14,450
Admin Costs	7,037
Permitting/Licensing	3,780
Construction Costs	23,478
Wages and Supplies	460,752
Payments to Artists	16,058
TOTAL EXPENSES:	**525,554**
NET ANNUAL PROFIT:	**242,365**

2023 Balance Sheet

BIG BEAR DC

12/28/2023

	Dec, 23
ASSETS	
Current Assets	
Checking/Savings/Cash	
Cash and Checking	18,290
Total Checking/Savings/Cash	18,290
TOTAL ASSETS	**18,290**

	Dec, 23
LIABILITIES & EQUITY	
LIABILITIES	
Current Liabilities	
Accounts Payable	416.00
Long Term Debt	0.00
Credit Card	0.00
TOTAL LIABILITIES	**416.00**
EQUITY	
Equity	17,874
TOTAL EQUITY	**17,874.00**
TOTAL LIABILITIES & EQUITY	**18,290.00**

DS

SD

2023 Statement of Cash Flow

BIG BEAR DC

1/1/2023 to 12/28/2023

	TOTAL
OPERATING ACTIVITIES	
Net Earnings	232,457
Additions to Cash	
Decrease in Accounts Receivable	0
Increase in Accounts Payable	416
Subtractions from Cash	
Management Salary & Equity Draw	-276,296
Increase in Inventory	0
Net Cash Provided by Operating Activities	**-44,255**
FINANCING ACTIVITIES	
Credit Cards and Loans	0
Total Financing Activities	**0**
NET CASH INCREASE FOR PERIOD	**-44,255**
Cash at Beginning of Period	62,545
CASH AT END OF PERIOD	**18,290**